UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Benefitfocus, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08180D106

(CUSIP Number)

William Wetmore

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with a copies to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-1000

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,799,147
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,799,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3% (1)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Based on 33,516,732 shares of common stock of Benefitfocus, Inc. (the “Issuer”) outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2022.
2

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,799,147
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,799,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Based on 33,516,732 shares of common stock of the Issuer outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the SEC on March 4, 2022.
3

CUSIP No. 08180D106

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,799,147
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

3,799,147
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,799,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Based on 33,516,732 shares of common stock of the Issuer outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the SEC on March 4, 2022.
4

CUSIP No. 08180D106

AMENDMENT NO. 4 TO SCHEDULE 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, the “Reporting Persons”) on December 15, 2020, as amended by Amendment No. 1 filed on January 4, 2021, Amendment No. 2 filed on February 11, 2021, and Amendment No. 3 filed on March 16, 2021. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.          Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used approximately $43,493,888 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of the Fund, which at any given time may include funds borrowed on margin in the ordinary course of business and on customary terms.

Item 5.          Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,799,147 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 11.3% of the outstanding Common Stock. All percentages set forth herein are based on 33,516,732 shares of common stock of the Issuer outstanding as of March 1, 2022, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 4, 2022.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons on behalf of the Fund during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

5

CUSIP No. 08180D106

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 22, 2022

INDABA CAPITAL MANAGEMENT, L.P.

By: IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

By:	/s/ Derek C. Schrier
DEREK C. SCHRIER

6

CUSIP No. 08180D106

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons (on behalf of the Fund) in the past sixty days.  Except as noted below, all such transactions were purchases of shares of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/17/2022	20,436	10.7043
03/18/2022	24,000	10.7881
03/18/2022	169,994 (1)	11.03
03/21/2022	1,100	10.8074
03/21/2022	250,000	11.3279
03/22/2022	26,536	11.4182

(1)	Represents a single block trade with a broker.